Lee Thompson (713) 951-3342 lthompson@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1401 McKinney Suite 2600 Houston, Texas 77010-4034 (713) 951-3300 Facsimile (713) 951-3314 www.jenkens.com
Austin, Texas
(512) 499-3800

Chicago, Illinois
(312) 425-3900

Dallas, Texas
(214) 855-4500

Los Angeles, California
(310) 820-8800

Pasadena, California
(626) 578-7400

San Antonio, Texas
(210) 246-5000

Washington, D.C.
(202) 326-1500

August 21, 2006

Michael Pressman, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC. 20549-0405

Re:	Handy Hardware Wholesale, Inc.
SC 13E-3 filed July 11, 2006
File No. 5-81907

PRE 14A filed July 11, 2006
File No. 0-15708

Dear Mr. Pressman:

This letter responds to comments made by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated August 7, 2006, regarding Handy Hardware Wholesale, Inc.’s Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A both filed on July 11, 2006. This response letter is accompanied by the filing of Amendment No. 1 to the Preliminary Proxy Statement. The responses provided below are numbered to correspond to the numbers in the letter of comments dated August 7, 2006. Capitalized terms used but not defined herein have the same meanings assigned in the Preliminary Proxy Statement.

PRE 14A

1.
Rule 14a-4(a)(3) requires you to separately break out on the proxy card each letter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicity Available Telephone Interpretations, available on our Website www.sec.gov. Revise the form of proxy and your document to unbundle the first proposal so that you address each matter separately. If the success of a proposal is contingent on the success of another proposal, so indicate.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Michael Pressman, Special Counsel
August 21, 2006

Answer:

We have split out the Recapitalization into three proposals to adopt Handy’s organizational documents, as well as five proposals to adopt the major substantive elements of the Recapitalization. As a result, there are eight recapitalization proposals consisting of five proposals in Group A, each of which requires two-thirds approval of the holders of each of the Class A Common Stock, Class B Common Stock and Preferred Stock, and Group B consisting of two proposals, each of which requires the approval of the holders of a majority of the Class A Common Stock. All seven proposals in Groups A and B are cross-conditioned on one another, such that none will pass unless all seven proposals are approved. The final proposal under the Recapitalization, which also requires the approval of the holders of a majority of the Class A Common Stock, is not cross-conditioned on any other proposal. We continue to have a separate proposal to elect four directors.

2.	Please revise to indicate that the proxy statement and from of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

Answer:

We have added “Preliminary Copy” to the top of the first page of the proxy statement and form of proxy and notice.

Summary Term Sheet, page 1

3.	Revise or delete your statement that the summary term sheet is qualified in its entirety by reference to the remainder of the document.

Answer:

We have deleted the statement that the summary term sheet is qualified in its entirety by  reference to the remainder of the document.

Fairness of the Recapitalization to the Shareholders (Members), page 2

4.
Here or where appropriate please explain the basis for the statement that the “board anticipates that the average amount of patronage rebates distributed will be greater than the average amount of preferred dividends distributed over the past five years.”

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Michael Pressman, Special Counsel
August 21, 2006

Answer:

We have added a disclosure in this section as well as under “Special factors - Fairness of the Recapitalization to the Shareholders (Members)” that the board anticipates that the average amount of patronage rebates distributed will be greater than the average amount of preferred dividends paid over the past five years because Handy will not have to pay tax on the amount of its net earnings distributed as a patronage rebate, with such tax savings being available for distribution as additional patronage rebates to members.

5.	Please disclose, if known, how many shares of Class B Common Stock have been transferred to third parties

Answer:

We have added a disclosure that there have only been approximately 2,102 shares of Class B Common Stock (2% of outstanding) transferred to third parties since 1982, and all of those transfers have been either to other members or to prospective members who became members of Handy as part of the transfer.

Special Factors, page 8

Background, Purposes of, and Reasons for the Recapitalization, page 8

6.
Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management relating to the background of the transaction and alternatives considered by the company. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions.

Answer:

We have expanded our discussion in this section to include additional information regarding the Recapitalization as discussed at other board meetings in 2005 and 2006.

Fairness of Recapitalization to the Shareholders (Members, page 10)

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Michael Pressman, Special Counsel
August 21, 2006

7.
The disclosure currently addresses fairness to the holders of the three classes of security holders as a single group. Please expand your disclosure to explain why the board believed the transaction is fair to each separate class of security holders.

Answer:

We have expanded our disclosure to indicate that the Recapitalization affects the holders of Preferred Stock differently than the holders of Handy’s common stock, in that preferred stockholders will lose the right to be paid dividends on their preferred stock and will exchange their preferred shares for non-dividend paying shares of common stock. Nonetheless, the board of directors did not otherwise separately assess the fairness of the Recapitalization to the holders of each of our three classes of stock: Class A Common Stock, Class B Common Stock and Preferred Stock. Because all members of Handy hold shares of Class A Common Stock, Class B Common Stock and Preferred Stock, and thus the identity of the three groups of shareholders are the same, any feature of the Recapitalization that affects the holders of one class of stock will affect every shareholder, regardless of the number of shares of each class of stock owned.

8.	Please revise your disclosure in this section to separately address procedural and substantive fairness.

Answer:

We have revised our discussion to separately address procedural and substantive fairness.

9.
Please expand your disclosure to explain what consideration in its fairness determination the board gave to the increase in required stock ownership levels and the ability of the company to terminate a member’s membership for failure to maintain its merchandise purchase amount.

Answer:

We have expanded our disclosure to explain that the board considered the increase in the minimum required stock ownership level from $10,000 to $20,000 as necessary in order to cover current costs of doing business with each member. The $10,000 minimum stock ownership requirement has not been increased in over fifteen years, and the board determined that it is no longer cost effective to ship to members who do not patronize Handy on a continuing basis at a certain minimum level. Additionally, this increase in the minimum stock purchase requirement is less than inflation over the past fifteen years.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Michael Pressman, Special Counsel
August 21, 2006

The board determined that the ability of the Company to terminate a member’s membership for failure to maintain its merchandise purchase account was fair because under the current member contract, the board already has the right upon a two-thirds vote of the board to terminate a member’s membership for any reason whatsoever. The termination provision in the new proposed form of member contract still allows the board to terminate a member’s membership upon a two-thirds vote by the board and upon sixty days written notice to the member, but now makes explicit that Handy can terminate a member’s membership for failure to maintain its merchandise purchase account.

10.
Please expand the third bullet point on page 11 to explain in greater detail why the aggregate supermajority voting provision board supported the fairness determination with respect to each separate class.

Answer:

As discussed with you on the phone and as explained more clearly in the preliminary proxy statement, the board considered the fact that the Recapitalization will need to be approved by the holders of two-thirds of the outstanding shares of Handy’s Class A Common Stock, the holders of two-thirds of the outstanding shares of Class B Common Stock and the holders of two-thirds of the outstanding shares of Preferred Stock. Thus the Recapitalization will proceed only if approved by not only two-thirds of the holders of each class of stock, but two-thirds of our members in total.

11.	Please expand the fifth bullet point on page 11 to explain why the board did not believe the loss in interest will substantially affect your members.

Answer:

We have expanded this bullet point to indicate that the board did not believe the loss in interest will substantially affect our members because the average interest rate we paid for the last five years on member withdrawal notes was 4% per year, and the average amount of promissory notes payable to withdrawing members for the last five years was $12,229 (for an average amount of interest of $489 per year).

12.	Please disclose any purchase prices paid by the company in the preceding two years. Refer to Instruction (vi) to Item 1014 of Regulation M-A.

Answer:

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Michael Pressman, Special Counsel
August 21, 2006

We have updated this section to disclose the average purchase price of $100 paid by the Company in the preceding two years pursuant to Instruction (vi) to Item 1014 of Regulation M-A and also included a cross-reference to the table located in the section “ADDITIONAL INFORMATION - Prior Stock Repurchases”.

13	Please disclose the existence of any firm offers in the preceding two years. Refer to Instruction (viii) to Item 1014 of Regulation M-A.

Answer:

We have updated this section to disclose the tentative proposal received from an industry member in December 2005 that was previously disclosed only in the “Alternatives Considered - Business Combinations” section.

Description of the Recapitalization, page 12

14.
In the table on page 16, the example provided indicates that as a result of the Recapitalization the holder would own 200,000 shares of Class C Common Stock. It is not clear to the staff from the disclosure elsewhere in the document that you would be immediately issuing shares of the Class C Common Stock. Please advise.

Answer:

We have clarified this disclosure in the table to indicate that 200,000 shares of Class C Common Stock is the total Class C Common Stock capitalization of the Company and not an example of a member’s stock ownership.

Form of Member Contract, page 21

15.	Please expand your disclosure to explain all material changes in the membership agreement.

Answer:

We have expanded our disclosure to explain all material changes in the membership agreement and moved the disclosure to “Special Factors - Effects of the Recapitalization on the Shareholders”.

Material Federal Income Tax Consequences of the Recapitalization, page 30

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Michael Pressman, Special Counsel
August 21, 2006

16.	Please delete reference to Circular 230. Investors are entitled to rely upon your disclosure.

Answer:

We have deleted the reference to Circular 230.

Where Stockholders can find more information, page 80

17.
Explain to us the authority you are relying upon to incorporate by reference the listed documents other than those specifically permitted by Item 14(e) of Schedule 14A. Refer to Note D.3 of Schedule 14A.

Answer:

During our phone conversation with you on August 8, you waived this comment because we have previously delivered to shareholders the Annual Report on Form 10-K for the fiscal year end December 31, 2005 as well as the quarterly reports for both the quarters ended March 31, 2006 and June 30, 2006.

Should any additional information be required, or if you have any questions or comments regarding these responses to the Staff’s comments, please contact the undersigned at 713-951-3342 or Donald Brodsky at 713-951-3341. Thank you very much for your attention to these matters.

Very truly yours,

Lee Thompson

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